NO ACT

PE
2-3-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



09011539

March 26, 2009

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Received SEC
MAR 26 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-26-09

Re: General Motors Corporation
Incoming letter dated February 3, 2009

Dear Ms. Larin:

This is in response to your letter dated February 3, 2009 concerning the shareholder proposal submitted to General Motors by John Kornelakis and Angeline Kornelakis. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Kornelakis
Angeline Kornelakis

FISMA & OMB Memorandum M-07-16

March 26, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Motors Corporation
Incoming letter dated February 3, 2009

The proposal would require the elimination of "all incentives for the CEOS and the Board of Directors."

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which General Motors relies.

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 3, 2009

BY E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the revised proposal received on October 20, 2008 from John and Angeline Kornelakis (Exhibit A) from the General Motors Corporation proxy materials for the 2009 Annual Meeting of Stockholders. As revised, the proposal submitted by the Kornelakises states: "Eliminate all incentives for the CEOS and the Board of Directors."

General Motors intends to omit the proposal under Rule 14a-8(i)(1) because it is not a proper subject for stockholder action and under Rule 14a-8(i)(3) because it is vague and indefinite. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney representing General Motors.

Under Rule 14a-8(i)(1) a stockholder proposal may be omitted from the company's proxy statement if it is not a proper subject for stockholder action under the laws of the jurisdiction of the company's organization. General Motors is incorporated under the General Corporation Law of the State of Delaware, which provides that a corporation's business and affairs are managed by or under the direction of the board of directors rather than the stockholders. 8 Del.C. §141(a). Under Delaware corporate law, General Motors' stockholders do not have the ability to set the level or elements of compensation for the Corporation's directors, officers, or other employees. Accordingly, the proposal is not a proper subject for stockholder action under Delaware law and may be omitted under Rule14a-8(i)(1).

We also believe that the proposal may be properly excluded under Rule 14a-8(i)(3), which permits the omission of a proposal that "is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance Staff Legal Bulletin No. 14B (September 15, 2004).

The Staff has consistently concurred with the exclusion of shareholder proposals concerning executive compensation under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that made them vague or indefinite. In particular, the Staff has allowed exclusion of proposals relating to executive compensation that failed to define key terms or otherwise provide guidance on how the proposal would be implemented. See, e.g., Prudential Financial, Inc. (February 16, 2007) (proposal urging Board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations); International Business Machines Corp. (February 2, 2005) (proposal that "the officers and directors responsible" for IBM's reduced dividend have their "pay reduced to the level prevailing in 1993" was impermissibly vague and indefinite); Eastman Kodak Company (March 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks and stock options" failed to define various terms and gave no indication of how options were to be valued); PepsiCo Inc. (February 18, 2003) (excluding the same proposal as Eastman Kodak cited above on substantially similar arguments); General Electric Company (February 5, 2003) (proposal urging the Board "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance on how it would be implemented);General Electric Company (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

The Staff also has consistently taken a no-action position where the meaning and application of terms or standards used in a proposal "may be subject to differing interpretations." See, e.g., Berkshire Hathaway Inc. (March 2, 2007) (permitting exclusion of a proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because proposal does not adequately disclose to shareholders the extent to which proposal would operate to bar investment in all foreign corporations).

The Kornelakis proposal is impermissibly vague and ambiguous in two aspects. First, it is not clear what the proponent means by the term "incentives". Stockholders could believe that they were being asked to vote on the elimination of compensation linked to performance of the Corporation or stock price or the recipient (or some combination of those factors) or to specific types of compensation such as stock options, or to all forms of compensation. The assertion in the supporting statement that the reason for the proposal is "The Company's CEOS and Directors are overpaid" suggests that the target for elimination may be all compensation. The following paragraph, however, refers to "Freebies and especially stock", which could mean perquisites and stock compensation. In considering this proposal, stockholders could not be certain how the current compensation for non-employee Directors, for example, would be affected by the proposal. Non-employee Directors receive an annual retainer, 70% of which must be deferred in stock units until he or she leaves the Board, and certain other fees. (The Board of Directors has determined non-employee Directors will each be paid $1.00 in total compensation for 2009, which will not be subject to this deferral requirement.) Stockholders would have no way of determining whether any or all of this compensation constitutes "incentives" under the proposal, and if the proposal were approved by stockholders, the Board and management would not have useful guidance in identifying the elements of compensation that should be eliminated.

In addition, it is not clear whose compensation is the subject of the proposal, which refers to "the CEOS" as well as the Directors. "CEO" usually refers to the Chief Executive Officer, and most companies including General Motors do not have more than one CEO. Note that "CEOS" are referred to in the first paragraph of the supporting statement as well as the proposal, which indicates that the plural reference is deliberate and not simply a typographical error. Moreover, the reference in the supporting statement to the "Executive Branch" suggests that the proposal is meant to apply to some group of executives, but nothing in the proposal or the supporting statement identifies the group. Again, the proposal furnishes no interpretive guidance to stockholders in voting on the proposal or to the Corporation in implementing the proposal. Like the proposals considered in the no-action letters cited above, this proposal fails to define the key terms necessary to understand it and may be omitted under Rule 14a-8(i)(3).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2009 Annual Meeting of Stockholders. GM plans to begin printing its proxy material in early April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: John and Angeline Kornelakis

Exhibit A

John Kornelakis

FISMA & OMB Memorandum M-07-16

Oct. 15,2008

Annie T. Larin Attorney
General Motors Corp.
300 GM Renaissance Center
Mail Code 482-C23-024
Detroit MI 48265-3000

I John kornelakis and Angeline Kornelakis, Shareholders of General MotorsCorporation
Submit the following Proposal:

Eliiminate all incentives for the CEOS and the Board of Directors.

The reason for the above Proposal is: The Company's CEOS and Directors are overpaid.

Time after time The Executive Branch of our Company, vote themselves Freebies and especially stock until they have the majority stock.

The Stockholders invested their hard earned money to see it disappearing into the hands of the Executive Branch. We urge all Stockholders to vote "Yes" for our Proposal, for the benefit of all of us, which includes the Executive Branch.

Sincerely yours,

John Kornelakis
Angeline Kornelakis



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 3, 2009

BY E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on October 28, 2008 from Mark Seidenberg (Exhibit A) from the General Motors Corporation proxy materials for the 2009 Annual Meeting of Stockholders. The proposal requests that that for each item of business to be voted on at a stockholder meeting, the company's proxy statement would include the percentage of vote required for approval, the legal effect of stockholder approval (including any other actions necessary for implementation), the means for stockholders to obtain information about actions taken to implement an item that is approved, and the ability of stockholders to require implementing actions, either by action within the corporation or by court action.

General Motors intends to omit the proposal as the amount of GM stock Mr. Seidenberg claims to own would not make him eligible to submit a proposal under Rule 14a-8(1)(b). In addition, Mr. Seidenberg did not respond to our request for evidence of his eligibility to submit a proposal under Rule 14a-8(b) within the 14-day deadline provided in subsection (f)(1) of Rule 14a-8. Finally, we believe that the proposal may be omitted under Rule 14a-8(i)(7) because it relates to ordinary business matters.

The letter accompanying Mr. Seidenberg's proposal stated that he owned 60 shares of GM Common Stock and 2 shares of GM Class H Common Stock (Exhibit B). Rule 14a-8(b)(1) states that to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 market value of securities entitled to vote for a least one year. For purposes of determining eligibility, the proponent's investment is valued at the highest selling price (for securities traded on the New York Stock Exchange) during the 60 calendar days before the proposal was submitted. <u>See</u> Department of Corporation Finance Staff Legal Bulletin No. 14 (July 13, 2001). The highest selling price for GM Common Stock during the 60 days prior to October 28, 2008 was $14.31 per share, on September 12. Based on that price, the stock holdings that Mr. Seidenberg reported do not make him eligible to submit a proposal under Rule

14a-8(b)(1). (GM Class H Common Stock is no longer outstanding, and so would not be entitled to vote.)

General Motors confirmed that Mr. Seidenberg is not listed as a stockholder on our transfer agent's records and by letter dated October 31, 2008 (Exhibit C) informed him that because he was not a stockholder of record we required evidence of his beneficial stock ownership. GM's letter described the types of evidence that would be acceptable and enclosed a copy of Rule 14a-8, noting that under subsection (f)(1) of the Rule he was required to send the evidence to GM within 14 days after receiving our letter. GM's letter was delivered by U.S. Overnight Mail to Mr. Seidenberg's post office box on November 1, 2008 (Exhibit D), so that the deadline for providing evidence of stock ownership was November 15, 2008. We have not received any further communications from Mr. Seidenberg.

GM's transfer agent subsequently informed us that according to its records, Mr. Seidenberg's stock has been escheated. For several years, we have tried to alert Mr. Seidenberg to the need to communicate with our transfer agent. In September 2005, in acknowledging that we had received his proposal for the 2006 Annual Meeting, we informed him that his Class H Common Stock was no longer outstanding and how to contact our transfer agent with regard to that stock (Exhibit E). In November 2006, in acknowledging that we had received his proposal for the 2007 Annual Meeting, we told him that we had been informed that, because his dividend checks had not been cashed for several years, some dividends had escheated and again furnished contact information for our transfer agent (Exhibit F).

Because we have not received evidence that Mr. Seidenberg currently owns stock entitled to vote at the 2009 Annual Meeting despite proper notice, GM intends to exclude his proposal. The Staff consistently has granted no-action relief where a proponent failed to respond to a company's proper request for documentary support indicating that the proponent has satisfied Rule 14a-8(b)'s ownership requirements. See, e.g., CSX Corporation (January 25, 2008); AT&T Inc. (December 12, 2007); Occidental Petroleum Corporation (November 21, 2007); Torotel Inc. (August 29, 2007).

Finally, we believe that the proposal may be omitted because of its subject matter. Rule 14a-8(i)(7) permits a company to omit a stockholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission has stated that the general underlying policy of the ordinary business exclusion is "consistent with the policy of most state corporate laws; to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Stockholder proposals may be excluded when they seek to "micro-manage" the company with a proposal that "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." See Exchange Act Release No. 34-40018 (May 21, 1998).

The fact that the proposal deals with an issue that is related to corporate governance such as such as the handling of stockholder proposals does not prevent it from being considered ordinary business. In IDACORP, Inc. (December 10, 2007), the Staff took a no-action position on the exclusion of a proposal requesting that the proxy statement include a report on "the process of submission, introduction, *presentation,* and approval and *carrying out of shareholder proposals*" (emphasis added) on the basis that it related to ordinary business operations. The Seidenberg proposal deals with the same subject matter—presentation in the proxy statement of information about a stockholder proposal beyond what is required by the proxy rules and state corporation law and treatment of proposals after they are approved. The Staff has found that using the proxy statement to provide information to stockholders about routine operations is related to ordinary business operations; see Alaska Air Group (March 14, 2008); General Motors Corporation (February 22, 2008). The proposal in this case deals with items related to ordinary business operations and may be excluded under Rule 14a-8(i)(7).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2009 Annual Meeting of Stockholders. GM plans to begin printing its proxy material in early April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Mark Seidenberg

Exhibit A

Resolution on Significance and Enforceability of Stockowner Votes

Be it resolved by the stockowners to request that for each item of business to be voted on at a stockowner meeting, the proxy statement shall include a statement of:

1. the percentage of the vote required for approval.

2. the legal effect of the approval. This would include stating if an effect automatically occurs of if some specified action (s) would be required to be taken in order to be implemented. If any other specified action (s) would be required, an intended timetable of these actions would be presented.

3. if the item of business is approved, how a stockowner can be informed as to what action the board or management has taken to implement it. This would include whether the board and management will make a report that is distributed to all stockowners, or whether a stockowner would need to make a request (with details on how the request would be made). This would also include an intended timetable for board and management to implement it.

4. if an item of business is approved which requests that the board or management take (or refrain from taking) some action, and if the board or management fails to take (or refrains from taking) such actions, the rights of stockowners to enforce the approved item of business (a) by a process within the corporation and (b) by court action.

Supporting Statement

When we stockowners vote on items of business at stockowner meetings, we should know the consequences of all the votes. We should also be informed of the follow-up by the board and management.

The right to know what actions are taken (or the failure to take actions) is important for proper corporate governance. Boards and managements must be accountable for the votes of stockowners, and prompt and full compliance with them.

Perhaps the best argument for this resolution is that the proxy statement you are reading does not include a complete statement about the significance and enforceability of each item of business, as is requested in this resolution.

Vote yes, and future proxy statements may well have this vital information. If this resolution is approved, wouldn't you like to know how and whether it is implemented? If the board opposes this resolution, I think it would be a troubling for corporate governance of our corporation.

Exhibit B

MARK SEIDENBERG

FISMA & OMB Memorandum M-07-16

October 20, 2008

Ms. Nancy E. Polis
Secretary of the Corporation
General Motors Corporation
300 Renaissance Center
P. O. Box 300
Detroit, Michigan 48265

Dear Ms. Polis:

As a stockowner, I am submitting the enclosed "Resolution on Significance and Enforceability of Stockowner Votes" for the upcoming 2009 annual meeting. It and the supporting statement should thus be published in the proxy statement for that meeting.

I am the current owner of 60 shares of GM common stock and 2 shares of class H common. I have owned them continuously for over a year. I intend to own these shares through the upcoming 2009 annual meeting. I intend to present the resolution either personally or by representative.

Please let me know GM management's position.

Sincerely,



Mark Seidenberg

Exhibit C

Fte copy of Rule 14a-8 attached to orig



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

October 31, 2008

BY EXPRESS MAIL
Mark Seidenberg

FISMA & OMB Memorandum M-07-16

Dear Mr. Seidenberg:

On October 28, 2008 General Motors received your letter dated October 20 submitting a stockholder proposal for the 2009 Annual Meeting of Stockholders.

Our stock transfer agent has informed us that you are not listed in the stock ownership records as a registered stockholder of General Motors. Please provide us with evidence that your beneficial stock ownership of GM stock satisfies the requirements of Rule 14a-8 (a copy of which is enclosed for your information). Note that Subsections (2)(i) and (ii) of the answer to Question 2 describe the types of evidence that would be acceptable:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have have filed one of those documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement;

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

Subsection (1) of the answer to Question 2 states that you must have held this stock "for at least one year by the date you submit the proposal".

As stated in Question 6(1) of the enclosed Rule, you must send, no later than 14 days after you receive this letter, the evidence of your stock ownership as of the date you submitted the proposal. If you do not send evidence within that period that complies with the Rule, General Motors may choose to omit your proposal from our proxy materials.

Please send your response to my attention at the address at the bottom of the first page of this letter (including the mail code).

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

Exhibit E



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

October 20, 2005

Mark Seidenberg

FISMA & OMB Memorandum M-07-16

Dear Mr. Seidenberg:

General Motors has received your stockholder proposal for inclusion in the proxy material for the Annual Meeting of Stockholders in 2006.

In your cover letter you referred to the Class H Common Stock that you hold. As part of the split-off of Hughes Electronics Corporation, the Class H stock was convertible into DIRECTV stock and is no longer outstanding. You may want to contact EquiServe, the transfer agent for that transaction, to ascertain the status of your Class H stock; their toll-free phone number for that information is 1-877-498-8904.

This change in the Class H stock, of course, does not affect your eligibility to submit a stockholder proposal, since you own more than $2000 worth of GM common stock, $1-2/3 par value.

Sincerely,

Anne T. Larin
Attorney and Assistant Secretary

Exhibit F



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

November 21, 2006

Mark Seidenberg

FISMA & OMB Memorandum M-07-16

Dear Mr. Seidenberg:

General Motors has received your stockholder proposal for inclusion in the proxy material for the Annual Meeting of Stockholders in 2007.

When we checked with our stock transfer agents to confirm your ownership of a qualifying amount of GM stock, they informed us that according to their records your dividend checks have not been cashed for several years, so that the dividends declared before June 2003 have escheated. If you would like to receive replacement checks for the dividends after June 2003, please contact our stock transfer agent Computershare at 800-331-9922.

Sincerely,

Anne T. Larin
Attorney and Assistant Secretary

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000